+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:
Akouos, Inc.

645 Summer Street

Suite 200

Boston, Massachusetts 02210
Attn: Emmanuel Simons
President and Chief Executive Officer
(857) 410-1818

June 11, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Chris Edwards

Re:              Akouos, Inc.
Registration Statement on Form S-1
Filed June 5, 2020
File No. 333-238977

Ladies and Gentlemen:

On behalf of Akouos, Inc. (the “Company”), set forth below is supplemental information for the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-238977) (the “Registration Statement”).  The Company is providing the supplemental information below to assist the Staff in reviewing the Company’s determinations of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the Company’s most recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”) and consideration of preferred stock issuances.

The supplemental information set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by the Company’s board of directors as of the date of each equity-based award grant, based upon several factors, including its consideration of input from management, the Company’s most recently available third-party valuations of its common stock and the board’s assessment of additional objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent valuation through the date of the grant. As disclosed in the Registration Statement, the Company obtained third-party valuations of its common stock as of September 30, 2019, January 9, 2020 and April 30, 2020.  These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuations used by the Company’s board of directors were prepared using either an option pricing method (“OPM”) or a hybrid method, both of which used market approaches to estimate the Company’s enterprise value.  The valuation analyses included judgments regarding the determination of an appropriate valuation method at each grant date, and other judgments and estimates, including the time to potential liquidity events, including an IPO, as well as the probabilities assigned to such events, and the related valuations under each scenario, among other factors.

September 30, 2019 Valuation

The board of directors relied, in part, on the results of the September 30, 2019 valuation in its determination of the fair value of common stock of $0.11 per share as of October 18, 2019, when it granted options for the purchase of 11,871,221 shares to employees and directors. The September 30, 2019 valuation was prepared taking into account the sale of shares of the Company’s Series A preferred stock on September 26, 2019 at a price of $0.33252 per share, for gross proceeds of $25.1 million. In particular, the September 30, 2019 valuation determined the Company’s equity value using an OPM backsolve approach that was based on the $0.33252 price paid per share of its Series A preferred stock in the first tranche closing in July 2018 (appropriately adjusted for changes in indices of the broader biotechnology market since that time) and the second tranche closing in September 2019 in arm’s-length transactions with new and existing investors. Between September 30, 2019 and October 18, 2019, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the board of directors determined that the fair value of the Company’s common stock remained $0.11 per share from September 30, 2019 to October 18, 2019.

January 9, 2020 Valuation

The board of directors relied, in part, on the results of the January 9, 2020 valuation in its determination of the fair value of common stock of $0.15 per share as of January 23, 2020, when it granted options for the purchase of 4,545,000 shares to employees. The Company’s equity value in the January 9, 2020 valuation was determined using an OPM backsolve approach based on a 90% probability of closing in the near term an expected $80 million Series B preferred stock financing at an expected price of $0.47455 per share to be paid by new and existing investors.  Between January 9, 2020 and January 23, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the board of directors determined that the fair value of the Company’s common stock remained $0.15 per share from January 9, 2020 to January 23, 2020.

April 30, 2020 Valuation

The board of directors relied, in part, on the results of the April 30, 2020 valuation in its determination of the fair value of common stock of $0.35 per share as of May 12, 2020, when it granted options for the purchase of 29,997,500 shares to employees, directors and consultants. The April 30, 2020 valuation was prepared taking into account the sale of shares of the Company’s Series B preferred stock on February 27, 2020 at a price of $0.47455 per share, for gross proceeds of $105.1 million. In particular, the April 30, 2020 valuation determined the Company’s equity value using an OPM backsolve approach that was based on the $0.47455 price paid per share of its Series B preferred stock in the contemporaneous, arm’s-length transaction with new and existing investors.

Rule 83 Confidential Treatment Request by Akouos, Inc.
Request #1

The principal factors contributing to the increase in the fair value of common stock from the January 9, 2020 valuation to the April 30, 2020 valuation were (i) the closing of the Company’s $105.1 million Series B preferred stock financing on February 27, 2020, which significantly increased the valuation of the Company and its available funds to support development activities and operations, (ii) an increase in the probability-weighting of the IPO scenario to [**]%, and (iii) a decrease in the discount for lack of marketability of the IPO scenario due to the shorter period to the planned IPO event, both reflecting progress made by the Company since January 9, 2020, including the following:

Akouos, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Emmanuel Simons, President and Chief Executive Officer, Akouos, Inc., 645 Summer Street, Suite 200, Boston, MA 02210, Tel: (857) 410-1818, before it permits any disclosure of the bracketed information in Request #1.

•                  On February 14, 2020, the Company held its IPO organizational meeting with its management, underwriters and advisers.

•                  On February 27, 2020, the Company closed its Series B preferred stock financing, receiving gross proceeds of $105.1 million.

•                  In February 2020, the Company made progress in its efforts to recruit additional members to join its board of directors, including the appointments of Heather Preston, M.D., and Vicki Sato, Ph.D.

•                  On March 24, 2020, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

•                  On April 1, 2020, the Company applied for the listing of its common stock on the Nasdaq Global Market.

•                  On April 27, 2020, the Company responded to the Comment Letter and confidentially submitted Amendment No. 1 to its draft registration statement on Form S-1 to the Commission.

Rule 83 Confidential Treatment Request by Akouos, Inc.
Request #2

The Company’s probability-weighting of the IPO scenario was no higher than [**]% as of April 30, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term as a result of the economic turmoil associated with the COVID-19 pandemic, which had wide-ranging and severe impacts upon financial markets, including stock markets worldwide, which reported their largest single-week declines during the week ended February 28, 2020, and initially disrupted and brought uncertainty to the IPO market.  In addition, as of that time, the Company had not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO.

Between April 30, 2020 and May 12, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the board of directors determined that the fair value of the Company’s common stock remained $0.35 per share from April 30, 2020 to May 12, 2020.

Preliminary IPO Price Range

The Company hereby supplementally advises the Staff that on June 7, 2020, representatives of the underwriters advised the Company that, considering information currently available and current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[**] to $[**] per share (the “Preliminary Price Range”) for the initial public offering of the Company’s common stock (before giving effect to a reverse stock split that the Company plans to implement prior to the effectiveness of the Registration Statement).

Akouos, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Emmanuel Simons, President and Chief Executive Officer, Akouos, Inc., 645 Summer Street, Suite 200, Boston, MA 02210, Tel: (857) 410-1818, before it permits any disclosure of the bracketed information in Request #2.

The Preliminary Price Range is based on a number of factors, including the Company’s future prospects and those of other companies in the industry in which the Company competes, progress of the Company’s development programs, the market prices of securities of companies operating in similar industries as the Company, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company.  Furthermore, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for this offering.  The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) remains subject to adjustment based on various factors outside of the Company’s control.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to June 7, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•                  the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•                  the Company’s financial condition and prospects;

•                  valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•                  the progress and stage of development of the Company’s development programs.

Rule 83 Confidential Treatment Request by Akouos, Inc.
Request #3

The Preliminary Price Range was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent determination of the value of its common stock as of April 30, 2020 of $0.35 per share and the midpoint of the Preliminary Price Range of $[**] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined as of April 30, 2020 and the midpoint of the Preliminary Price Range is the result of the following factors, among others:

•                  The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the probability-weighted expected return method, which would have resulted in a lower value of its common stock than an initial public offering.  If the Company had applied a weighting of 100% to the IPO scenario in the April 30, 2020 valuation, the fair value of the Company’s common stock in that valuation would have been $[**] per share (before giving effect to any discount for lack of marketability).

Akouos, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Emmanuel Simons, President and Chief Executive Officer, Akouos, Inc., 645 Summer Street, Suite 200, Boston, MA 02210, Tel: (857) 410-1818, before it permits any disclosure of the bracketed information in Request #3.

•                  The Preliminary Price Range assumes that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.

•                  The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•                  In “testing-the-waters” meetings that occurred in late May and early June 2020, the first of any such meetings, the Company received feedback from potential investors in this offering.

•                  Since April 2020, ten biotechnology companies completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in executing and completing initial public offerings.

•                  The Company has taken several steps towards the completion of an IPO, including approval of the Company’s board of directors on June 3, 2020 to proceed with the public filing of the Registration Statement and the public filing of the Registration Statement with the Commission on June 5, 2020.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this IPO would provide the Company with more ready access to the public company equity and debt markets.

•                  As is typical in IPOs, the Preliminary Price Range was not derived using a formal, quantitative determination of fair value, but rather was determined based on a combination of the quantitative and qualitative factors described above as well as discussions between the Company and the underwriters.  In particular, the estimate of fair value of the Company’s common stock as of April 30, 2020 was not a factor in setting the estimated price range for this offering.

The Company respectfully submits that the difference between the fair value of the Company’s common stock most recently determined by the board of directors and the Preliminary Price Range for this offering is reasonable. The Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:                                Emmanuel Simons, Ph.D., M.B.A., Akouos, Inc.

Karoline Shair, Ph.D., J.D., Akouos, Inc.

Molly Fox, Esq., Wilmer Cutler Pickering Hale and Dorr LLP